19
3/8

**

50
3/4/02



02006241

S AND EXCHANGE COMMISSION
SHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-40208



REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANC ONE CAPITAL MARKETS, INC.



PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Bank One Plaza, Suite IL1-0482
(No. and Street)

Chicago	Illinois	60670-0482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Romani — 312-732-6756
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BD 3/21

OATH OR AFFIRMATION

I, W. Robert Felker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BANC ONE CAPITAL MARKETS, INC. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



W. Robert Felker
President and Chief Operating Officer


OFFICIAL SEAL
ALEXANDER



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Subordinated Borrowings
X	(g)	Computation of Net Capital and Required Net Capital
X	(h)	Computation for Determination of the Reserve Requirements for Broker-Dealers Under SEC Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3
X	(j)	Schedule of Segregation Requirements and Funds in Segregation For Customers' Regulated Commodity Futures and Options Accounts Pursuant to Commodity Exchange Act
X	(k)	Schedule of Secured Amounts and Funds Held in Separate Accounts For Foreign Futures and Foreign Options Customers Pursuant to Commodity Exchange Act
	(l)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(n)	An Oath or Affirmation
	(o)	A Copy of the SIPC Supplemental Report
X	(p)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2002
365
WASH, D.C.
SECTION

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of BANK ONE CORPORATION)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



303 East Wacker Drive
Chicago, IL 60601-5212


RECEIVED
FEB 2 7 2002
366

Independent Auditors' Report

Board of Directors
Banc One Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Banc One Capital Markets, Inc. (the Company) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banc One Capital Markets, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2002

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of BANK ONE CORPORATION)

Statement of Financial Condition

December 31, 2001

(In thousands, except for share data)

Assets		
Cash	$	7,098
Cash and securities segregated under federal and other regulations		789,662
Receivable from broker-dealers and clearing organizations		371,383
Receivable from customers		23,442
Securities purchased under agreements to resell		1,921,676
Securities borrowed		4,191,872
Securities owned		992,025
Securities owned, pledged as collateral		3,058,649
Other assets		68,881
Total assets	$	11,424,688
Liabilities and Stockholder's Equity		
Bank loans	$	111,600
Payable to broker-dealers and clearing organizations		626,272
Payable to customers and non-customers		834,407
Securities sold under agreements to repurchase		8,080,613
Securities sold, not yet purchased		945,180
Other liabilities		109,100
Total liabilities		10,707,172
Subordinated borrowing		150,000
Stockholder's equity:		
Common stock, $10 par value; 100 shares authorized, issued, and outstanding		1
Additional paid-in capital		259,945
Retained earnings		307,570
Total stockholder's equity		567,516
Total liabilities and stockholder's equity	$	11,424,688

See accompanying notes to statement of financial condition.

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of BANK ONE CORPORATION)

Notes to Statement of Financial Condition

December 31, 2001

(In thousands)

(1) Organization

Banc One Capital Markets, Inc. (BOCM) is a wholly owned subsidiary of Banc One Financial Corporation, which, in turn, is a wholly owned subsidiary of BANK ONE CORPORATION (BANK ONE). BOCM is a registered broker-dealer with the Securities and Exchange Commission (SEC), a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC), and a member of the National Association of Securities Dealers (NASD), the National Futures Association (NFA), and various other domestic and foreign exchanges.

On September 1, 2001, BOCM acquired substantially all of the assets and assumed substantially all of the liabilities of Banc One Brokerage International Corporation (BOBIC), an affiliate of BOCM and a wholly owned subsidiary of Bank One N.A., which, in turn, is a wholly owned subsidiary of BANK ONE. BOCM paid $155,755 for the net assets purchased, which had a book value of $1,174,325 for the related assets, and a book value of $1,024,407 for the related liabilities. The amount paid to BOBIC in excess of the book value of the net assets was recorded as a reduction of stockholder's equity. Prior to September 1, 2001, BOBIC engaged in the brokerage of futures contracts, options on futures contracts, and equity products including options. These activities are now conducted within BOCM's Exchange Traded Products line of business.

BOCM, in its fixed income business, is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government and agency obligations, corporate debt, state and municipal securities, mortgage and other asset-backed securities, money market instruments, and other financial instruments. Through its strengths and capabilities in origination, distribution, and risk management, BOCM provides integrated financial solutions to institutional clients and investors, including structured finance, investment grade and asset-backed securities underwriting and trading, leveraged finance, merger and acquisition advice, exchange listed derivatives, private debt and equity placement, public finance, syndicated finance, collateralized debt obligations, and credit research.

(2) Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes to the Statement of Financial Condition, as applicable.

Securities Transactions

Securities transactions are recorded on the trade date at fair value. Amounts receivable and payable on unsettled transactions are recorded net in receivable/payable from/to broker-dealers and clearing organizations in the accompanying Statement of Financial Condition.

Customer securities and customer letters of credit are not reflected in the accompanying Statement of Financial Condition as BOCM does not have title to these assets. To satisfy margin requirements to various clearing organizations, exchanges, and brokers, BOCM may sell these securities or draw on these letters of credit to satisfy related customer receivable balances.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. BOCM's policy is to obtain possession of collateral with a market value equal to or greater than the principal amount loaned under resale agreements. BOCM monitors the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and adjusts the level of collateral as necessary.

Substantially all repurchase and resale activities are transacted under master netting agreements that give BOCM the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. BOCM nets certain repurchase and resale agreement balances in the accompanying Statement of Financial Condition in accordance with Financial Accounting Standard Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

Securities Borrowed and Loaned

Securities borrowed and securities loaned for cash collateral are included in the accompanying Statement of Financial Condition at the amount of cash advanced or received in connection with the transaction plus accrued interest. Securities borrowed transactions facilitate the settlement process and require BOCM to deposit cash or other collateral with the lender. With respect to securities loaned, BOCM receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. BOCM measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional cash or collateral is obtained or refunded as necessary.

Exchange Memberships

Exchange memberships are recorded at cost, or if an other than temporary impairment in its value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Foreign currency balances relate solely to the Exchange Traded Products line of business.

Income Taxes

BOCM is included in the consolidated federal income tax return of BANK ONE and its liability or receivable arises from such inclusion. BOCM's applicable income taxes are determined on the basis of filing separate tax returns, and the amount of current tax liability or receivable calculated is either remitted to or received from BANK ONE. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates.

Carrying Amount of Financial Instruments

Assets and liabilities that are considered financial instruments are either carried at fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Assets which are recorded at contractual amounts approximating fair value consist largely of short-term secured receivables, including resale agreements, securities borrowed, customer receivables, and certain other receivables. Similarly, BOCM's short-term liabilities, such as repurchase agreements, bank loans, customer and non-customer payables, and certain other payables are recorded at contractual amounts approximating fair value. These financial instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and, accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amounts of resale agreements, repurchase agreements, and securities borrowed are based on dealer quotes. The estimated fair value of securities owned and securities sold, not yet purchased are generally based on quoted market prices or dealer quotes. The estimated fair value of derivative product assets and liabilities are based on quoted market prices or pricing and valuation models on a present value basis using current market information. The fair value estimates of BOCM's subordinated borrowings are based on current rates offered to BOCM for debt with substantially the same characteristics and maturities.

The fair value of option contracts is recorded in securities owned and securities sold, not yet purchased, as appropriate. Open equity in futures and swap transactions is recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the accompanying Statement of Financial Condition. The unrealized gains and losses for securities purchased and sold on a delayed settlement basis (delayed delivery contracts), mortgage-backed to-be-announced securities (TBA securities), and securities purchased and sold on a when-issued basis (When-issued securities) are recorded in the accompanying Statement of Financial Condition.

(In thousands)

Recently Issued Accounting Pronouncements

In June 2000, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133.* SFAS No. 138 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which establishes standards for accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. BOCM adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001. As BOCM previously recorded all derivative positions on the Statement of Financial Condition at market value, the adoption of this standard did not have an impact on its financial position.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125,* which revises the standards for accounting recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS No. 140 are effective for transfers and servicing of financial assets and extinguishment of liabilities after March 31, 2001. Adoption of this portion of the standard on April 1, 2001 did not have a material impact on BOCM's financial position.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which revises the financial accounting and reporting of acquired goodwill and other intangible assets and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The adoption of SFAS No. 142 by BOCM on January 1, 2002 did not have a material impact on BOCM's financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which revises the financial accounting and reporting for the impairment of long-lived assets. The adoption of SFAS No. 144 by BOCM on January 1, 2002 did not have a material impact on BOCM's financial position.

(3) Cash and Securities Segregated Under Federal and Other Regulations

Cash and cash margin deposits with clearing organizations of $431,385 and securities with a market value of $311,941 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

U.S. Treasury notes with a market value of $46,336 has been segregated in a special reserve bank account for the benefit of customers in accordance with the SEC's Customer Protection Rule (Rule 15c3-3 under the Securities Exchange Act of 1934).

(Continued)

(In thousands)

At December 31, 2001, BOCM held customer-owned securities with a market value of $827,960 and letters of credit with aggregate values of $30,000 from customers to satisfy margin requirements. Of these amounts, customer-owned securities with a market value of $736,625 and $15,000 of customers' letters of credit were pledged to various clearing organizations, exchanges, and brokers to satisfy margin requirements.

In addition, BOCM held customer-owned exchange traded options purchased and sold with a market value of $208,998 and $89,560, respectively. BOCM does not record customer-owned options or securities in the accompanying Statement of Financial Condition.

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	239,752	341,906
Receivable/payable from/to clearing organizations		104,096	165
Omnibus account receivable/payable		5,237	—
Unsettled trades, net		—	280,035
Other		22,298	4,166
Total	$	371,383	626,272

BOCM utilizes other financial institutions to facilitate the clearance of certain of its proprietary and customer transactions. The amount payable to clearing organizations and omnibus accounts relates to the aforementioned transactions and is collateralized by securities owned by BOCM.

(5) Receivable from and Payable to Customers and Noncustomers

Receivable from and payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for such receivables.

(6) Resale and Repurchase Agreements and Securities Borrowed and Loaned

BOCM enters into resale and repurchase agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, and to meet customers' needs. Under these agreements or transactions, BOCM either receives or provides collateral, including U.S. Government and agency, asset-backed, and corporate debt securities. BOCM receives collateral in connection with resale agreements, securities borrowing transactions, and customer margin loans. Under many agreements, BOCM is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements, enter into securities lending transactions, or deliver to counterparties to cover short positions.

(Continued)

(In thousands)

At December 31, 2001, the fair value of collateral received by BOCM that it is permitted by contract or custom to sell or repledge was $6,011,967, which consisted of $1,902,980 of the securities received as collateral under resale agreements and $4,108,987 of the securities received under securities borrowed transactions. Of these amounts, $5,812,472 was repledged at December 31, 2001. These repledged securities have been received from other institutional counterparties and have been primarily used as collateral for repurchase agreements.

(7) Securities Owned and Securities Sold, Not Yet Purchased

If BOCM's counterparties to its repurchase agreements or to its securities loaned transactions have the right by contract or custom to sell or repledge BOCM's pledged proprietary securities, then BOCM records these securities as securities owned, pledged as collateral in the accompanying Statement of Financial Condition.

At December 31, 2001, securities owned and securities sold, not yet purchased (excluding securities segregated for regulatory purposes – See note 3) consisted of trading securities, the fair value and composition of which was as follows:

Description		Securities owned	Securities sold, not yet purchased
U.S. Government and agency obligations	$	2,612,174	679,642
State and municipal obligations		213,284	—
Commercial paper		484,230	—
Corporate debt		713,389	265,538
Other securities		27,597	—
		4,050,674	945,180
Less – Securities owned, pledged as collateral		3,058,649	—
Total	$	992,025	945,180

Securities owned, exclusive of securities segregated under federal and other regulations (See note 3), having a market value of $4,690 have been utilized to meet certain requirements at various clearing organizations and exchanges.

(8) Bank Loans

BOCM funds its securities inventory, operating expenses, and other working capital needs through its own capital base, short-term repurchase agreements, and lines of credit. At December 31, 2001, BOCM's uncommitted lines of credit totaled $750,000 with nonaffiliated banks. At December 31, 2001, overnight borrowings under these lines of credit totaled $111,600 which were collateralized by trading securities owned by BOCM. These bank loans are short-term obligations that bear interest based upon the market rates for short-term borrowings. BOCM also had available a $15,000 letter of credit with a nonaffiliated bank of which $5,000 was pledged to a clearing organization.

(Continued)

(In thousands)

(9) Subordinated Borrowings

The subordinated borrowing outstanding at December 31, 2001 was $150,000 borrowed from BANK ONE. The subordinated debt carries a 7.70% fixed rate of interest. The subordinated debt is due and payable on June 29, 2005.

The subordinated borrowing is available in computing BOCM's regulatory net capital. This obligation is subordinated to the claims of all present and future creditors. The loan agreement provides that no portion of this debt can be repaid if such repayment would cause BOCM to fail to meet its regulatory net capital requirements.

On March 6, 2001, BOCM repaid $66,000 of subordinated borrowings to BANK ONE and $50,000 of subordinated borrowings to Bank One Capital Holdings Corporation, an affiliate of BOCM, and entered into a revolving subordinated debt agreement with BANK ONE for an aggregate amount not to exceed $115,000. Through December 31, 2001, no monies have been advanced to BOCM by BANK ONE under this agreement.

(10) Net Capital Requirements

BOCM is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital. BOCM has elected to use the alternative method, permitted by the rule, which requires that BOCM maintain minimum net capital, as defined, equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions, as defined. BOCM is also subject to the CFTC's minimum financial requirements (Regulation 1.17 of the Commodity Exchange Act) which require that BOCM maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2001, BOCM had net capital of $485,851, which was 1,605.12% of aggregate debit balances and $428,419 in excess of required net capital.

(11) Related-party Transactions

A portion of BOCM's business is transacted with BANK ONE and its subsidiaries. Certain services are provided between BOCM and affiliates under Intercompany Service Agreements (Agreements). Under the Agreements, BOCM distributes short-term obligations of BANK ONE, Bank One N.A., First USA, and other affiliates on an agency basis. BOCM also provides advisory services to Bank One, N.A. customers. At December 31, 2001, BOCM had approximately $18,694 of receivables and $4,476 of payables related to the Agreements which are reflected in other assets and liabilities, respectively, in the accompanying Statement of Financial Condition.

In addition to its subordinated borrowings agreements with BANK ONE, BOCM has financing arrangements with BANK ONE and Bank One, N.A. to provide liquidity on an as-needed basis. At December 31, 2001, no amounts were outstanding on either credit facility.

(Continued)

(In thousands)

BOCM executes securities transactions on behalf of certain affiliated companies acting in a broker capacity. These activities generate receivable and payable balances, which are included in receivables from and payables to broker-dealers, customers, and non-customers in the accompanying Statement of Financial Condition. At December 31, 2001, BOCM had receivables of $78,880 and payables of $442,317 relating to unsettled trades with affiliates. Additionally, BOCM had $4,071 in resale agreements and $213,400 in repurchase agreements with affiliates at December 31, 2001.

(12) Financial Instruments with Off-balance Sheet Risk

BOCM enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk including exchange traded and over the counter options, financial futures contracts, TBA securities, When-issued securities, and swaps.

These financial instruments with off-balance sheet risk are held for trading purposes, which include meeting the needs of clients and hedging proprietary trading activities, and are subject to varying degrees of market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks, and is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. Credit risk arises from the possibility that an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is diminished in value or deemed worthless.

As a securities broker-dealer, BOCM is engaged in various securities trading and brokerage activities that expose BOCM to off-balance sheet credit and market risk. A substantial portion of BOCM's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers, and financial services companies.

BOCM's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to broker-dealers, customers, and noncustomers include unsettled trades which may expose BOCM to credit and market risk in the event the counterparty is unable to fulfill its contractual obligations. BOCM also bears market risk for unfavorable changes in the price of securities sold, not yet purchased.

In the normal course of business, BOCM clears and executes futures contracts, options on futures contracts, and equity products including options for the accounts of its customers. As such, BOCM guarantees to the respective clearing organizations its customers' performance under these contracts. To reduce its risk, BOCM requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which the contract is traded. This margin is a good faith deposit from the customer, which reduces the risk to BOCM of failure on behalf of the customer to fulfill any obligations under the contract. To minimize its exposure to risk of loss due to market variation, BOCM adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2001 are adequate to minimize the risk of material loss resulting from adverse future changes in the market value of the open contracts.

(Continued)

(In thousands)

At December 31, 2001, the contractual or notional amounts related to commitments to purchase and sell financial futures contracts were $-0- and $1,658,200, respectively. The notional amount related to interest rate swaps, for which BANK ONE is the counterparty, was $2,000.

Delayed delivery contracts with settlement dates of 30 days or more are recorded in the accompanying Statement of Financial Condition, with the resulting net payable recorded in payable to broker-dealers and clearing organizations. The amount of delayed delivery contracts over 30 days aggregated $15,282 of sales, net. The carrying amounts of resale agreements, repurchase agreements, and bonds borrowed terminating in greater than 30 days as of December 31, 2001 were $117,167, $154,355, and $-0-, respectively.

(13) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2001 are primarily related to fixed asset depreciation and compensation accruals. At December 31, 2001, BOCM had a net deferred tax asset of $2,816, which is included in other assets in the accompanying Statement of Financial Condition. In accordance with the tax sharing agreement between BOCM and BANK ONE, BOCM records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balances when utilized in the BANK ONE consolidated tax return.

At December 31, 2001, BOCM had a net current federal tax receivable of $332 and a net current state tax payable of $3,763, both of which are included on a gross basis in other assets and liabilities in the accompanying Statement of Financial Condition.

(14) Employee Compensation and Benefits

BOCM's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, BOCM employees receive annual incentive compensation based on their performance and BANK ONE's consolidated operating results.

Pension and Postretirement Benefits

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of BOCM. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of BOCM.

BANC ONE CAPITAL MARKETS, INC.
(A Subsidiary of BANK ONE CORPORATION)

Notes to Statement of Financial Condition

December 31, 2001

(In thousands)

(15) Commitments and Contingencies

BOCM has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on BOCM's financial position.

In the normal course of business, BOCM enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and were subsequently settled had no material effect on BOCM's financial position.